FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), First quarter, year ending March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 5, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Consolidated Results of Operations

First quarter, year ending March 2016

(US GAAP)

Nomura Holdings, Inc.

July 2015

© Nomura

Outline

Presentation

Executive summary (p. 2) Overview of results (p. 3) Business segment results (p. 4) Retail (p. 5-6) Asset Management (p. 7-8) Wholesale (p. 9-11) Non-interest expenses (p. 12) Robust financial position (p. 13) Funding and liquidity (p. 14)

Financial Supplement

Consolidated balance sheet (p. 16) Value at risk (p. 17) Consolidated financial highlights (p. 18) Consolidated income (p. 19) Main revenue items (p. 20)

Consolidated results: Income (loss) before income taxes by segment and region (p. 21) Segment “Other” (p. 22) Retail related data (p. 23-26) Asset Management related data (p. 27-28) ? Wholesale related data (p. 29-30) Number of employees (p. 31)

NOMURA

Executive summary

FY2015/16 1Q highlights

- **Group income before income taxes at highest level since FY2014/15 3Q; All business divisions reported strong pretax income growth YoY**
- **Highest first quarter net revenue in eight years**
  - Net revenue: Y424.0bn; Income before income taxes: Y106.0bn; Net income[1]: Y68.7bn; ROE[2]: 10.0%; EPS[3]: Y18.65
- **Three segment income before income taxes of Y82.3bn (-19% QoQ; +80% YoY)**

Retail: Income before income taxes of Y50.9bn (+24% QoQ; +61% YoY)

- Robust sales of investment trusts, discretionary investments and insurance products, coupled with decline in expenses as charge for decommissioning of IT systems not repeated
- Net inflows into investment trusts and discretionary investments increased, while annualized recurring revenue reached Y78.0bn

Asset Management: Income before income taxes of Y11.7bn (+76% QoQ; +42% YoY)

- Inflows primarily into investment trust business; Assets under management (Y41.4trn) reached a record high for the fifth straight quarter
- Dividend income and absence of one-off expenses booked last quarter boosted income before income taxes to highest level since FY2007/08 1Q

Wholesale: Income before income taxes of Y19.7bn (-63% QoQ; 3.4x YoY)

- Slowdown in Fixed Income as liquidity declined amid challenging market conditions
- Equities maintained revenue growth momentum, while Investment Banking reported higher revenues YoY in all international regions

Income before income taxes, net income[1]

Group-wide

(billions of yen)



Income before income taxes
Net income
51.7
19.9
74.0
52.9
116.1
70.0
105.0
82.0
106.0
68.7
FY2014/15
FY15/16
1Q
2Q
3Q
4Q
1Q

Three segment income before income taxes



Wholesale
Asset Management
Retail
45.6
68.9
60.3
101.4
82.3
FY2014/15
FY15/16
1Q
2Q
3Q
4Q
1Q

(1) *Net income attributable to Nomura Holdings shareholders.*
(2) *Calculated using annualized net income for each period.*
(3) *Diluted net income attributable to Nomura Holdings shareholders per share.*

2

Overview of results

Highlights

(billions of yen, except EPS and ROE)

FY2015/16 FY2014/15 FY2014/15

QoQ YoY

1Q 4Q 1Q

Net revenue 424.0 434.5 -2% 370.8 +14%

Non-interest expenses 318.0 329.6 -3% 319.2 -0.4%

Income before income taxes 106.0 105.0 +1% 51.7 +105%

Net income1 68.7 82.0 -16% 19.9 3.5x

EPS2 Y18.65 Y22.08 -16% Y5.26 3.5x

ROE3 10.0% 12.1% 3.2%

(1) Net income attributable to Nomura Holdings shareholders.

(2) Diluted net income attributable to Nomura Holdings shareholders per share. (3) Calculated using annualized net income for each period.

Net revenue and income before income taxes

FY2015/16 FY2014/15 FY2014/15

(billions of yen) QoQ YoY

1Q 4Q 1Q

Net Retail 130.7 122.9 +6% 106.9 +22%

revenue Asset Management 26.9 23.9 +13% 23.3 +15%

Wholesale 205.2 231.5 -11% 188.9 +9%

Subtotal 362.8 378.3 -4% 319.1 +14%

Other 52.2 48.7 +7% 48.3 +8%

Unrealized gain on investments in equity 9.0 7.6

securities held for operating purposes +19% 3.5 +157%

Net revenue 424.0 434.5 -2% 370.8 +14%

Income Retail 50.9 40.9 +24% 31.6 +61%

before

income Asset Management 11.7 6.7 +76% 8.3 +42%

taxes Wholesale 19.7 53.8 -63% 5.7 3.4x

Subtotal 82.3 101.4 -19% 45.6 +80%

Other * 14.7 -4.0 — 2.6 5.8x

Unrealized gain on investments in equity 9.0 7.6

securities held for operating purposes +19% 3.5 +157%

Income before income taxes 106.0 105.0 +1% 51.7 +105%

*Additional information on “Other” (1Q)

Gain from changes in own and counterparty credit spreads (Y4.0bn vs. Y1.4bn loss in 4Q)

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2014/15				FY15/16	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	106.9	117.9	128.8	122.9	**130.7**	+6%	+22%
Non-interest expenses	75.3	79.1	78.3	82.0	**79.8**	-3%	+6%
Income before income taxes	31.6	38.9	50.5	40.9	**50.9**	+24%	+61%

Key points

- Net revenue Y130.7bn (+6% QoQ; +22% YoY)
- Income before income taxes: Y50.9bn (+24% QoQ; +61% YoY)
- Driver of Group earnings as net revenue and income before income taxes both increased QoQ
  - Robust sales of investment trusts, discretionary investments and insurance products combined with solid performance in stocks
  - Costs declined as charge for decommissioning of IT systems booked last quarter no longer present

Client franchise	End of Jun / 1Q	End of Mar / 4Q
- Retail client assets	Y113.4trn	Y109.5trn
- Accounts with balance[1]	5.32m	5.29m
- NISA accounts applications	1.56m	1.52m
- Net inflows of cash and securities[2]	Y351.7bn	-Y137.3bn

Total sales[3]

(billions of yen)



Stocks
Bonds
Investment trusts
Discretionary investment, Insurance products
4,000
3,000
2,000
1,000
0
FY2014/15
FY2015/16
1Q
2Q
3Q
4Q
1Q

Total sales[3] up 2% QoQ

- Stocks: +1% QoQ
  - Strong client activity led to increase in domestic stock commissions
  - Primary deals declined (IPO/PO subscriptions[4]: Y94.6bn, -13% QoQ)
- Investment trusts: +9% QoQ
  - Robust sales of investment trusts focusing on improved corporate value; Investment trust net inflows increased by 60% QoQ
- Bond sales of Y380.4bn, -14% QoQ
  - Decline in contributions from primary deals
  - Solid sales of foreign bonds (US dollar, Brazil real, Turkish lira, etc.)
- Insurance sales and discretionary investments up 10% QoQ

(1) Figure for previous quarter has been revised based on new definition used since April 2015.
(2) Cash and securities inflows minus outflows, excluding regional financial institutions.
(3) Retail channels only. *(4) Retail channels, Net & Call, and Hotto Direct.*

5

Retail: Progress in business model transformation

Recurring revenue

(billions of yen)

78.0

72.0

70.0 Mar 2016 recurring revenue target (Y69.6bn)

65.7 Recurring revenue

56.0 (annualized,

60.4 adjusted basis)

50.0

FY2014/15 FY2015/16

1Q 2Q 3Q 4Q 1Q

Conducting client interviews to provide asset planning and life planning services

Investment trust and discretionary investment net inflows both increased;

Annualized recurring revenue reached Y78bn

Sales of insurance products increased by 30% QoQ by responding to clients’ estate planning and cash flow needs

1Q 4Q

Recurring revenue 19.4bn 17.8bn

Discretionary investment net inflows1 361.8bn 347.5bn

Investment trust net inflows1 239.8bn 153.1bn

Sales of insurance products2 133.9bn 104.0bn

Net inflows: Investment trust1, Discretionary investment1

(billions of yen)

Discretionary investment net inflows

Investment trust net flows 601.6

600.0

500.6

421.3 412.5

400.0

254.0

200.0

0.0

FY2014/15 FY2015/16

1Q 2Q 3Q 4Q 1Q

Sales of insurance products

(billions of yen)

150.0 133.9

95.1 101.1 104.0

100.0 84.8

50.0

0.0

FY2014/15 FY2015/16

1Q 2Q 3Q 4Q 1Q

Retail channels and Japan Wealth Management group.

Retail channels only.

Asset Management

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2014/15				FY15/16	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	23.3	21.7	23.4	23.9	**26.9**	+13%	+15%
Non-interest expenses	15.1	13.9	14.1	17.2	**15.2**	-12%	+1%
Income before income taxes	8.3	7.8	9.3	6.7	**11.7**	+76%	+42%

Assets under management



(trillions of yen)
AuM (net)[1]
AuM (gross)[2]
33.0
40.6
34.8
42.7
37.7
46.0
39.3
47.5
41.4
49.4
FY2014/15
FY2015/16
Jun
Sep
Dec
Mar
Jun

Key points

- Net revenue: Y26.9bn (+13% QoQ; +15% YoY)
- Income before income taxes: Y11.7bn (+76% QoQ; +42% YoY)
  - Inflows into diverse range of investment trusts, particularly newly established Japan stock funds; Assets under management at record high for fifth straight quarter
  - Income before income taxes at highest level since FY2007/08 1Q due to absence of one-off expenses booked last quarter and lift from dividend income

Investment trust business

- Inflows of Y1.3trn representing highest level since FY2007/08 1Q
- Focus on developing new products matched to client needs led to strong inflows into funds tapping into structural changes in corporate Japan; Ongoing inflows into funds for discretionary investments and privately placed funds for regional financial institutions

	1Q inflow
–Japan Enterprise Value Improvement Fund (Limited Open Type)	Y213.5bn
–Nomura Japan Enterprise Value Improvement Open	Y191.7bn
–Nomura Templeton Total Return	Y99.6bn

Investment advisory and international business

- Continued momentum in winning mandates from Japanese public pension funds
- NCRAM[1] won mandate to manage existing mutual funds, signaling entry into US retail market
- Formed alliance with RHB Group in Malaysia and entered local retail market for first time
- Listed JPX-Nikkei 400 ETFs on London Stock Exchange in May, marking second ETF listing following on from Nikkei 225 ETFs in January which was the first listing by a Japanese asset manager (Euro hedged / USD hedged)

(1) Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management (NCRAM), and Nomura Private Equity Capital.

(2) Assets under management (gross) of above four companies.

7

Asset Management: Highly recognized investment management expertise

NOMURA

Assets under management (net)[1] by business


(trillions of yen)
Investment trust business
Investment Advisory business
50.0
40.0
30.0
20.0
10.0
0.0
33.0
10.9
22.1
34.8
11.3
23.5
37.7
11.9
25.8
39.3
12.3
27.0
41.4
12.8
28.6
FY2014/15
FY2015/16
Jun
Sep
Dec
Mar
Jun

Nomura Asset Management public investment trust market share[2]


26.0%
24.0%
22.0%
20.0%
22.8%
23.1%
23.7%
24.0%
24.6%
FY2014/15
FY2015/16
Jun
Sep
Dec
Mar
Jun

Investment trust business flow of funds[3]


(billions of yen)
Investment trust business (excl. ETFs)
ETFs
1,000
500
0
-500
496
-23
789
90
826
298
464
477
944
308
FY2014/15
FY2015/16
1Q
2Q
3Q
4Q
1Q

Highly rated investment management

- R&I: R&I Fund Award 2015[4]
  - Won the most awards out of the 42 companies that received awards, winning 2 awards in Investment Trusts/Aggregate Category, 7 funds in Investment Trusts Category, 3 funds in NISA Category and 1 fund in Defined Benefit Pension Category
    - Investment Trusts/Aggregate Category
      - Global Equity Fund Aggregate: The Second Prize
      - Mixed Asset Fund Aggregate: The Second Prize
    - Investment Trusts Category
      - High Yield Bond Fund, The First Prize: Nomura US High Yield Corporate Bond Fund Course D
      - Global REIT Fund, The First Prize: Nomura Japan-US REIT Fund (Monthly Profit Distribution Type)
      - North American Bond Fund, The First Prize: U.S. Preferred Securities Open
      - Japanese REIT Fund, The Second Prize: J-REIT Open (4 times Per Year Settlement Type), won for eighth straight year making it longest winning fund out of all categories

(1) Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital. (2) Source: The Investment Trusts Association, Japan. (3) Based on net assets under management. (4) See disclaimer R&I Fund Award.

8

Wholesale

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2014/15				FY15/16	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Global Markets	166.6	168.1	149.7	199.0	**176.2**	-11%	+6%
Investment Banking	22.3	22.5	29.2	32.4	**29.0**	-11%	+30%
Net revenue	188.9	190.6	178.9	231.5	**205.2**	-11%	+9%
Non-interest expenses	183.1	168.4	178.5	177.7	**185.5**	+4%	+1%
Income before income taxes	5.7	22.2	0.5	53.8	**19.7**	-63%	3.4x

Net revenue by region

(billions of yen)



250.0
200.0
150.0
100.0
50.0
0.0
58.2
57.8
17.7
55.2
46.1
47.7
31.6
65.1
32.7
26.8
41.2
78.3
56.2
65.6
33.1
76.5
59.2
40.8
31.5
73.7
Americas
EMEA
AEJ
Japan
FY2014/15
FY2015/16
1Q
2Q
3Q
4Q
1Q

Key points

- Net revenue: Y205.2bn (-11% QoQ; +9% YoY)
- Income before income taxes: Y19.7bn (-63% QoQ; 3.4x YoY)

- Revenues and pretax income down from strong previous quarter
  - Challenging quarter for Fixed Income in EMEA and AEJ; Equities revenue growth continued on uptick in client activity
  - Investment Banking had a solid quarter internationally; a fee pool decline in Japan
  - Yen depreciation and FCR-related expenses[1] not present last quarter led to QoQ cost increase

Net revenue by region (QoQ; YoY)

- Japan: Y73.7bn (-4%; +33%)
  - Slowdown in FX and Equity Derivatives, while Execution Services and Rates products had a good quarter
  - Investment Banking revenues declined on the back of lower fee pools

- Americas: Y59.2bn (+5%; +2%)
  - Rates products improved significantly; Solid performance in Equities
  - Investment Banking reported stronger momentum in ECM

- EMEA: Y40.8bn (-38%; -29%)
  - Fixed Income products slowed due to challenging trading conditions
  - Robust quarter in Equities; Growth in Investment Banking revenues

- AEJ: Y31.5bn (-5%; +78%)
  - Equity-related businesses had a strong quarter driven by market rally
  - Challenged quarter in Fixed Income for Credit and Emerging Markets Rates

(1) *All new deferred awards granted in May 2013, 2014 and 2015 include "Full Career Retirement" provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.*

9

NOMURA

Wholesale: Global Markets

Net revenue[1]


(billions of yen)
Equities
Fixed Income
166.6
66.4
100.2
168.1
63.7
104.4
149.7
74.7
75.0
199.0
81.7
117.4
176.2
92.1
84.1
QoQ -11%
YoY +6%
FY2014/15
FY2015/16
1Q
2Q
3Q
4Q
1Q

FY2015/16 1Q net revenue by region


Americas
EMEA
AEJ
Japan
YoY
Global Markets
QoQ
Global Markets
Fixed Income
Equities
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

Global Markets
- Net revenue: Y176.2bn (-11% QoQ; +6% YoY)
- Solid revenues, although softer than particularly strong last quarter
  - Equities maintained revenue growth momentum underpinned by strong client flows and robust trading, while Fixed Income revenues slowed QoQ

Fixed Income
- Net revenue: Y84.1bn (-28% QoQ; -16% YoY)
  - EMEA and AEJ reported a sharp slowdown due to a drop in liquidity amid challenging market conditions

Equities
- Net revenue: Y92.1bn (+13% QoQ; +39% YoY)
  - Revenues increased significantly driven by rally in China and Hong Kong markets and improved trading in EMEA

- Americas: Rates products improved significantly, while Equities revenues remained solid but declined due to subdued client flows
- EMEA: Stronger Equities revenues on solid client business in Derivatives; Fixed Income revenues declined significantly in Rates, Credit, and FX
- AEJ: Equities reported revenue growth in both Cash and Derivatives, while Fixed Income revenues slowed on sluggish performance in Credit and Emerging Markets Rates
- Japan: Equities saw solid client flows, while Fixed Income reported a slowdown in FX

(1) *Fixed Income and Equities figures from FY 2014/15 have been reclassified following a reorganization in April 2015.*

10

Wholesale: Investment Banking

NOMURA

Net revenue


(billions of yen)
Investment Banking (gross)
43.2
40.7
52.7
57.3
49.7
Investment Banking (net)
Other
22.3
22.8
-0.4
0.0
22.5
22.5
29.2
29.6
-0.4
2.5
32.4
29.9
29.0
29.1
-0.1
QoQ -11%
YoY +30%
FY2014/15
FY2015/16
1Q
2Q
3Q
4Q
1Q

Key points

- Net revenue: Y29.0bn (-11% QoQ; +30% YoY)
- Investment Banking (gross) revenue of Y49.7bn with international revenues outstripping Japan
  - Japan: Revenues down YoY due to fewer large-sized financing transactions
    - ✓ Maintained top spot on league tables[1] (Share: ECM 27.4%; DCM 42.4%)
    - ✓ Revenue contributions from completed M&A deals and solutions business
  - International: Strong revenues in line with last quarter; All regions reported revenue growth YoY
    - ✓ Revenue contributions from completed M&A deals and Financial Sponsors related transactions
    - ✓ EMEA: Won multiple DCM mandates for financial institutions, government and government-related issuers
    - ✓ Americas: Improved momentum in ECM
    - ✓ AEJ: Strongest quarterly revenues in past five years driven by high-profile ECM transactions

International revenues increasingly diverse, higher than Japan


Investment Banking (gross) revenue
(billions of yen)
43.2
49.7
Japan
Inter-national
Approx. +50%
FY2014/15 1Q
FY2015/16 1Q

- **Internationally, revenue growth in areas of competitive strength**
  - Financial Sponsors related business
    - ✓ Leonard Green & Partners / Life Time Fitness (M&A, ALF)
  - Businesses for financial institutions, government and government-related issuers
    - ✓ Austria benchmark
    - ✓ Banco Santander covered bond
- **ECM business growing in AEJ and Americas**
  - ✓ Huatai Securities HK IPO
  - ✓ China Galaxy Securities PO
  - ✓ Cowen Group CB
  - ✓ FireEye CB
- **Products matched to client needs**
  - Recap CBs aimed at improving ROE; funding to meet Basel III requirements
    - ✓ T&D Holdings Euroyen CB
    - ✓ Edion Euroyen CB
    - ✓ Credit Agricole Tier 2 Samurai bond, senior bond
    - ✓ Societe Generale Tier 2 Samurai bond
  - Solutions business continuing to expand in Japan
    - ✓ Originating foreign currency variable annuities, sales of cross-shareholdings
- **Japan ECM gaining momentum in July**

Source: ECM: Thomson Reuters; DCM: Thomson DealWatch, Japan All Debt (including self-funded); Jan 2015 – Jun 2015.

11

NOMURA

Non-interest expenses

Full year / Quarter


(billions of yen)
(billions of yen)
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,500
1,200
900
600
300
0
400
300
200
100
0
1,195.5
1,257.4
319.2
299.8
308.9
329.6
318.0

	FY2013/14	FY2014/15	FY2014/15 1Q	FY2014/15 2Q	FY2014/15 3Q	FY2014/15 4Q	FY2015/16 1Q	QoQ
Compensation and benefits	570.1	596.6	168.8	140.8	142.8	144.2	**155.9**	**8.1%**
Commissions and floor brokerage	111.8	130.0	27.6	33.6	34.1	34.7	**34.2**	**-1.3%**
Information processing and communications	192.2	192.3	44.9	46.0	48.7	52.7	**47.9**	**-9.1%**
Occupancy and related depreciation	80.1	76.1	18.6	18.2	19.2	20.1	**18.7**	**-6.9%**
Business development expenses	38.5	35.2	7.9	9.1	9.0	9.2	**8.3**	**-9.5%**
Other	202.8	227.2	51.4	52.1	55.0	68.6	**52.9**	**-22.9%**
Total	1,195.5	1,257.4	319.2	299.8	308.9	329.6	**318.0**	**-3.5%**

Key points

- Non-interest expenses: Y318.0bn (-3% QoQ)
- Non-PE declined QoQ

  Decline mostly in “Other” expenses
  - One-off expenses booked last quarter no longer present (charge on decommissioning of IT systems and FX losses on overseas investments)
- Compensation and benefits increased by 8% QoQ
  - Higher bonus provisions in line with performance
  - Compensation and benefits increased from prior quarter when FCR-related expenses[1] were not present (Until last fiscal year, majority of FCR-related expenses were booked in 1Q, but from this year they will be roughly standardized throughout the year)

(1) All new deferred awards granted in May 2013, 2014 and 2015 include “Full Career Retirement” provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

12

Robust financial position

NOMURA

Balance sheet related indicators and capital ratios

	Mar 2015	Jun 2015
■ Total assets	Y41.8trn	Y44.0trn
■ Shareholders' equity	Y2.7trn	Y2.8trn
■ Gross leverage	15.4x	15.8x
Net leverage[1]	9.3x	9.7x
■ Level 3 assets[2] (net)	Y0.3trn	Y0.4trn
■ Liquidity portfolio	Y6.1trn	Y6.2trn

Basel 3 basis (billions of yen)	Mar 2015	June 2015[2]
Tier 1	2,459	2,530
Tier 2	361	356
Total capital	2,820	2,887
RWA[3]	18,929	18,654
Tier 1 ratio	12.9%	13.5%
Tier 1 common ratio[4]	12.9%	13.5%
Total capital ratio	14.8%	15.4%
Consolidated Leverage ratio[5]	3.82%	3.91%
HQLA[6]	—	Y5.4trn
LCR[6]	—	182.3%

Risk weighted assets[3] and Tier 1 ratio



(trillions of yen)
RWA (Basel 3) (lhs)
Tier 1 ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
13.1%
12.7%
12.5%
12.9%
13.5%
13.0%
FY2014/15
FY2015/16
Jun
Sep
Dec
Mar
Jun
Fully loaded Basel 3 2019 applied to balance sheet at end Jun (estimate)

Level 3 assets[2] and net level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
30%
20%
10%
0%
16%
12%
12%
14%
14%
FY2014/15
FY2015/16
Jun
Sep
Dec
Mar
Jun

(1) *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.* (2) *Preliminary.*
(3) *Credit risk assets are calculated using the internal model method.* (4) *Tier 1 common ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.*
(5) *Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).* (6) *Monthly average for each quarter.*

13

Funding and liquidity

NOMURA

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 82% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y6.2trn, or 14% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of June 2015)



Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- More than 80% of unsecured funding is long-term debt
- Diversified sources of funding



Short-term debt 16%
Long-term debt due within 1yr, 8%
Long-term debt, 76% Average maturity 5.1 years[3]
International 30%
Japan 70%
Loans (incl. subordinated)
Euro MTN/Yen, retail bonds, etc.
Euro MTN/Other, wholesale bonds, etc.
Bank lending market
Retail market
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

(1) Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.
(2) Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.
(3) Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

14

Financial Supplement

Consolidated balance sheet

(billions of yen) Mar 31, Jun 30, Increase Mar 31, Jun 30, Increase 2015 2015 (Decrease) 2015 2015 (Decrease)

Assets Liabilities

Total cash and cash deposits 2,097 2,665 568 Short-term borrowings 662 562 -100 Total payables and deposits 3,399 3,743 344 Total loans and receivables 2,948 2,687 -262 Total collateralized financing 15,380 17,284 1,904 Trading liabilities 10,044 10,024 -20 Total collateralized agreements 16,720 16,988 269 Other liabilities 1,217 1,103 -115 Long-term borrowings 8,336 8,464 128

Total trading assets1 and private

17,309 18,929 1,620 Total liabilities 39,038 41,180 2,141 equity investments

Total other assets 2,710 2,728 18 Equity

Total NHI shareholders’ equity 2,708 2,783 76

Noncontrolling interest 37 34 -3

Total assets 41,783 43,996 2,213 Total liabilities and equity 41,783 43,996 2,213

(1) Including securities pledged as collateral.

Value at risk

Definition From April 1, 2015 to June 30, 2015 (billions of yen)—99% confidence level—Maximum: 6.6—1-day time horizon for outstanding portfolio—Minimum: 3.8—Inter-product price fluctuations considered—Average: 5.2

(billions of yen) FY2013/14 FY2014/15 FY2014/15 FY2015/16

Mar Mar Jun Sep Dec Mar Jun

Equity 1.3 1.0 2.8 1.5 3.3 1.0 1.3

Interest rate 3.9 4.2 5.2 4.2 4.5 4.2 3.9

Foreign exchange 2.8 1.1 2.0 2.7 3.1 1.1 1.1

Sub-total 8.0 6.2 10.0 8.5 10.9 6.2 6.2

Diversification benefit -2.9 -1.6 -0.7 -1.6 -1.2 -1.6 -2.4

VaR 5.2 4.6 9.3 6.8 9.7 4.6 3.8

Full year

(billions of yen)

300 8.9% 8.6% 9%

213.6 224.8

Net income attributable 200 6%

to NHI shareholders

ROE(%) 100 3%

0 0%

FY2013/14 FY2014/15

Quarter

(billions of yen)

12%

90

10.0%

9%

8.6%

60 7.3%

5.7% 6%

82.0

30 70.0 68.7

3.2% 52.9 3%

19.9

0 0%

FY2014/15 FY2015/16

1Q 2Q 3Q 4Q 1Q

Net revenue 1,557.1 1,604.2

Income before income taxes 361.6 346.8

Net income attributable to Nomura Holdings, Inc.

(“NHI”) shareholders 213.6 224.8

Total NHI shareholders’ equity 2,513.7 2,707.8

ROE (%)1 8.9% 8.6%

Basic-Net income attributable to NHI 57.57 61.66

shareholders per share (yen)

Diluted-Net income attributable to NHI 55.81 60.03

shareholders per share (yen)

Total NHI shareholders’ equity per share (yen) 676.15 752.40

370.8 373.8 425.0 434.5 424.0

51.7 74.0 116.1 105.0 106.0

19.9 52.9 70.0 82.0 68.7

2,467.7 2,561.1 2,714.4 2,707.8 2,783.3

3.2% 5.7% 7.3% 8.6% 10.0%

5.40 14.53 19.22 22.65 19.11

5.26 14.15 18.72 22.08 18.65

678.69 703.55 744.91 752.40 774.39

(1) Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income

Full year Quarter

(billions of yen) FY2014/15 FY2015/16

FY2013/14 FY2014/15

1Q 2Q 3Q 4Q 1Q

Revenue

Commissions 473.1 453.4 95.6 110.8 123.2 123.7 130.3

Fees from investment banking 91.3 95.1 19.8 20.6 28.8 25.8 24.5

Asset management and portfolio service fees 168.7 203.4 46.1 49.7 53.3 54.3 59.9

Net gain on trading 476.4 531.3 158.6 129.0 109.5 134.3 124.7

Gain (loss) on private equity investments 11.4 5.5 -0.3 0.5 -0.2 5.5 1.2

Interest and dividends 416.3 436.8 104.9 108.8 115.6 107.5 113.6

Gain on investments in equity securities 15.2 29.4 6.3 2.9 11.8 8.4 9.2

Other 179.5 175.7 31.1 28.5 65.6 50.5 44.9

Total revenue 1,831.8 1,930.6 462.2 450.8 507.6 510.0 508.4

Interest expense 274.8 326.4 91.3 77.0 82.6 75.5 84.4

Net revenue 1,557.1 1,604.2 370.8 373.8 425.0 434.5 424.0

Non-interest expenses 1,195.5 1,257.4 319.2 299.8 308.9 329.6 318.0

Income before income taxes 361.6 346.8 51.7 74.0 116.1 105.0 106.0

Net income attributable to NHI shareholders 213.6 224.8 19.9 52.9 70.0 82.0 68.7

Main revenue items

Commissions

Fees from investment banking

Asset management and portfolio service fees

Full year Quarter

FY2014/15 FY2015/16

(billions of yen) FY2013/14 FY2014/15 1Q 2Q 3Q 4Q 1Q

Stock brokerage commissions 266.6 252.8 50.1 58.8 73.1 70.7 78.7

Other brokerage commissions 18.1 19.6 3.8 4.0 6.1 5.8 5.2

Commissions for distribution of investment trusts 157.8 134.3 30.5 37.5 32.6 33.6 34.3

Other 30.6 46.8 11.3 10.5 11.4 13.5 12.2

Total 473.1 453.4 95.6 110.8 123.2 123.7 130.3

Equity underwriting and distribution1 34.8 28.8 5.8 5.9 10.2 6.9 7.4

Bond underwriting and distribution1 15.2 20.4 4.7 5.8 3.8 6.1 4.6

M&A / financial advisory fees 1 23.7 24.6 5.6 4.7 8.8 5.6 7.7

Other1 17.5 21.2 3.7 4.2 6.1 7.2 4.8

Total 91.3 95.1 19.8 20.6 28.8 25.8 24.5

Asset management fees 126.7 151.8 35.0 37.5 39.4 39.9 44.2

Administration fees 23.9 32.6 6.6 7.6 9.1 9.4 10.7

Custodial fees 18.1 19.0 4.6 4.7 4.8 5.0 5.0

Total 168.7 203.4 46.1 49.7 53.3 54.3 59.9

(1) Figures have been reclassified in FY2014/15 4Q following a review of products handled and the type of revenues generated.

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY2013/14	FY2014/15	FY2014/15				FY2015/16
			1Q	2Q	3Q	4Q	1Q
Retail	192.0	161.8	31.6	38.9	50.5	40.9	**50.9**
Asset Management	27.1	32.1	8.3	7.8	9.3	6.7	**11.7**
Wholesale	111.8	82.2	5.7	22.2	0.5	53.8	**19.7**
Three Business segments total	330.9	276.1	45.6	68.9	60.3	101.4	**82.3**
Other	20.0	46.0	2.6	2.5	44.8	-4.0	**14.7**
Segments total	350.9	322.1	48.2	71.4	105.1	97.4	**97.0**
Unrealized gain on investments in equity securities held for operating purposes	10.7	24.7	3.5	2.6	11.0	7.6	**9.0**
Income before income taxes	361.6	346.8	51.7	74.0	116.1	105.0	**106.0**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	Full year		Quarter				
	FY2013/14	FY2014/15	FY2014/15				FY2015/16
			1Q	2Q	3Q	4Q	1Q
Americas	29.5	-27.6	6.1	-6.8	-12.7	-14.2	**-2.4**
Europe	-48.9	-23.5	-22.9	2.0	-10.4	7.8	**-9.7**
Asia and Oceania	-5.2	34.6	-0.3	8.5	16.2	10.3	**14.8**
Subtotal	-24.7	-16.4	-17.1	3.7	-7.0	3.9	**2.7**
Japan	386.3	363.2	68.8	70.3	123.1	101.0	**103.3**
Income before income taxes	361.6	346.8	51.7	74.0	116.1	105.0	**106.0**

(1) Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended June 30, 2015). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

21

Segment “Other”

Income (loss) before income taxes

Full year Quarter

(billions of yen)

50.0 46.0 44.8

40.0

30.0

20.0

20.0 14.7

10.0

2.6 2.5

0.0

-10.0 -4.0

FY2014/15 FY2015/16

FY2013/14 FY2014/15

1Q 2Q 3Q 4Q 1Q

Net gain related to economic 17.4 15.1 6.9 2.2 6.4 -0.3 -2.6 hedging transactions

Realized gain on investments in equity 4.4 4.7 2.9 0.3 0.8 0.8 0.2 securities held for operating purposes

Equity in earnings of affiliates 28.6 42.2 3.5 8.0 18.2 12.6 13.8

Corporate items -38.8 -20.1 -3.1 -8.4 -3.2 -5.5 -3.9

Others 8.4 4.0 -7.6 0.5 22.6 -11.5 7.2

Income (loss) before income taxes 20.0 46.0 2.6 2.5 44.8 -4.0 14.7

Retail related data (1)

NOMURA

(billions of yen)	Full year		Quarter						
	FY2013/14	FY2014/15	FY2014/15				FY2015/16	QoQ	YoY
			1Q	2Q	3Q	4Q	1Q		
Commissions[1]	297.2	258.9	54.6	66.7	69.8	67.7	**73.8**	**9.0%**	**35.1%**
Of which, brokerage commission	115.4	81.8	14.3	19.8	25.1	22.6	**26.4**	**16.8%**	**84.4%**
Of which, commissions for distribution of investment trusts	155.4	134.9	30.8	37.6	32.8	33.7	**34.9**	**3.6%**	**13.2%**
Sales credit	106.1	106.4	25.0	25.9	30.0	25.4	**26.0**	**2.5%**	**4.0%**
Fees from investment banking and other	40.3	32.5	9.1	6.7	8.7	8.0	**6.2**	**-22.3%**	**-31.3%**
Investment trust administration fees and other[1]	60.6	71.9	15.8	17.3	18.8	20.0	**21.9**	**9.5%**	**38.0%**
Net interest revenue	7.7	6.9	2.3	1.3	1.5	1.8	**2.8**	**53.1%**	**21.2%**
Net revenue	511.9	476.5	106.9	117.9	128.8	122.9	**130.7**	**6.3%**	**22.3%**
Non-interest expenses	319.9	314.7	75.3	79.1	78.3	82.0	**79.8**	**-2.7%**	**6.0%**
Income before income taxes	192.0	161.8	31.6	38.9	50.5	40.9	**50.9**	**24.5%**	**61.0%**
Domestic distribution volume of investment trusts[2]	10,146.4	9,478.5	2,245.2	2,380.2	2,516.7	2,336.3	**1,975.3**	**-15.5%**	**-12.0%**
Bond investment trusts	3,146.3	3,110.2	795.3	743.9	831.3	739.8	**382.2**	**-48.3%**	**-51.9%**
Stock investment trusts	6,201.4	5,445.1	1,264.4	1,402.8	1,405.4	1,372.4	**1,378.9**	**0.5%**	**9.1%**
Foreign investment trusts	798.7	923.1	185.5	233.6	280.0	224.1	**214.2**	**-4.4%**	**15.5%**
Other									
Accumulated value of annuity insurance policies	2,033.1	2,401.7	2,123.6	2,206.2	2,305.2	2,401.7	**2,531.4**	**5.4%**	**19.2%**
Sales of JGBs for individual investors (transaction base)	1,037.0	380.6	153.5	95.4	84.0	47.8	**53.7**	**12.5%**	**-65.0%**
Retail foreign currency bond sales	1,595.6	1,255.7	363.9	276.3	361.1	254.4	**257.9**	**1.4%**	**-29.1%**

(1) A portion of revenues from "Commissions" and "Investment trust administration fees and other" has been reclassified .
(2) Excluding Net & Call and Hotto Direct.

23

Retail related data (2)

Retail client assets

(trillions of yen)

120 109.5 113.4

109.5 104.8

Other 95.3 99.3

100 91.7

Overseas mutual funds

80

Bond investment trusts

Stock investment trusts 60

Domestic bonds 40

Foreign currency bonds

20

Equities

0

FY2013/14 FY2014/15 FY2014/15 FY2015/16

Mar Mar Jun Sep Dec Mar Jun

Equities 53.2 67.2 55.6 58.1 62.2 67.2 70.2

Foreign currency bonds 6.3 6.3 6.4 6.5 6.7 6.3 6.1

Domestic bonds1 12.8 12.3 12.8 13.0 12.3 12.3 12.1

Stock investment trusts 9.1 10.3 9.6 9.9 10.5 10.3 10.4

Bond investment trusts 5.9 7.3 6.2 6.5 7.1 7.3 7.7

Overseas mutual funds 1.7 1.8 1.7 1.8 1.8 1.8 1.7

Other2 2.7 4.5 3.0 3.5 4.2 4.5 5.1

Total 91.7 109.5 95.3 99.3 104.8 109.5 113.4

(1) Including CBs and warrants.

(2) Including annuity insurance.

Retail related data (3)

Net inflows of cash and securities 1

Full year Quarter

(billions of yen) (billions of yen)

1,500 1,000

1,076

1,000 997 500 473 485

352

177

500 0

-137

0 -500

FY2014/15 FY2015/16

FY2013/14 FY2014/15

1Q 2Q 3Q 4Q 1Q

(1) Cash and securities inflows minus outflows, excluding regional financial institutions. 25

Retail related data (4)

Number of accounts

FY2013/14 FY2014/15 FY2014/15 FY2015/16

(Thousands)

Mar Mar Jun Sep Dec Mar Jun

Accounts with balance1 5,182 5,294 5,224 5,250 5,276 5,294 5,316

Equity holding accounts 2,718 2,719 2,721 2,720 2,723 2,719 2,700

Nomura Home Trade /

Net & Call accounts 4,012 4,216 4,053 4,103 4,154 4,216 4,270

New Individual accounts / IT share2

Full year Quarter

(Thousands) FY2014/15 FT2015/16

FY2013/14 FY2014/15

1Q 2Q 3Q 4Q 1Q

New individual accounts 364 320 67 81 77 95 90

IT share2

No. of orders 58% 59% 60% 60% 58% 60% 59%

Transaction value 33% 37% 36% 37% 37% 39% 37%

(1) Figures for previous quarters have been revised based on new definition used since April 2015. 26

(2) Percentage of cash stock transactions conducted via Nomura Home Trade.

Asset Management related data (1)

Full year Quarter

(billions of yen) FY2014/15 FY2015/16

FY2013/14 FY2014/15 QoQ YoY

1Q 2Q 3Q 4Q 1Q

Net revenue 80.5 92.4 23.3 21.7 23.4 23.9 26.9 12.7% 15.3%

Non-interest expenses 53.4 60.3 15.1 13.9 14.1 17.2 15.2 -11.9% 0.7%

Income before income taxes 27.1 32.1 8.3 7.8 9.3 6.7 11.7 76.2% 42.0%

Assets under management by company

(trillions of yen) FY2013/14 FY2014/15 FY2014/15 FY2015/16

Mar Mar Jun Sep Dec Mar Jun

Nomura Asset Management 33.8 42.6 36.2 38.3 41.2 42.6 44.4

Nomura Funds Research and Technologies 2.6 3.0 2.5 2.6 2.9 3.0 3.1

Nomura Corporate Research and Asset Management 1.6 1.7 1.7 1.6 1.6 1.7 1.7

Nomura Private Equity Capital 0.2 0.2 0.2 0.2 0.2 0.2 0.2

Assets under management (gross)1 38.2 47.5 40.6 42.7 46.0 47.5 49.4

Group company overlap 7.4 8.2 7.6 7.9 8.3 8.2 8.0

Assets under management (net)2 30.8 39.3 33.0 34.8 37.7 39.3 41.4

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and As set Management, and Nomura Private Equity Capital. 27

(2) Net after deducting duplications from assets under management (gross).

Asset Management related data (2)

Asset inflows/outflows by business1

Full year Quarter

(billions of yen) FY FY FY2014/15 FY2015/16

2013/14 2014/15 1Q 2Q 3Q 4Q 1Q

Investment trusts business 1,598 3,418 473 879 1,124 942 1,252 of which ETFs 882 843 -23 90 298 477 308

Investment advisory business -520 50 27 -44 -46 113 38

Net asset inflow 1,078 3,469 500 835 1,078 1,055 1,290

Domestic public investment trust market and Nomura Asset Management marked share 2

(trillions of yen) FY2013/14 FY2014/15 FY2014/15 FY2015/16

Mar Mar Jun Sep Dec Mar Jun

Domestic public stock investment trusts

Market 65.7 80.3 68.8 71.7 77.1 80.3 83.1

Nomura’s share (%) 19% 20% 18% 19% 19% 20% 21%

Domestic public bond investment trusts

Market 14.5 16.7 14.8 15.4 16.4 16.7 17.7

Nomura’s share (%) 42% 43% 43% 43% 43% 43% 42%

ETF

Market 8.1 12.9 9.1 9.7 10.6 12.9 14.5

Nomura’s share (%) 49% 48% 46% 46% 49% 48% 47%

(1) Based on assets under management (net). (2) Source：Investment Trusts Association, Japan.

Wholesale related data (1)

Wholesale

Full year Quarter

(billions of yen) FY2014/15 FY2015/16

FY2013/14 FY2014/15 QoQ YoY

1Q 2Q 3Q 4Q 1Q

Net revenue 765.1 789.9 188.9 190.6 178.9 231.5 205.2 -11.4% 8.6%

Non-interest expenses 653.3 707.7 183.1 168.4 178.5 177.7 185.5 4.4% 1.3%

Income before income taxes 111.8 82.2 5.7 22.2 0.5 53.8 19.7 -63.4% 3.4x

Breakdown of Wholesale revenues

Full year Quarter

(billions of yen) FY2013/14 FY2014/15 FY2014/15 FY2015/16 QoQ YoY

1Q 2Q 3Q 4Q 1Q

Fixed Income1 385.4 396.9 100.2 104.4 75.0 117.4 84.1 -28.4% -16.1%

Equities1 264.3 286.5 66.4 63.7 74.7 81.7 92.1 12.8% 38.7%

Global Markets 649.7 683.4 166.6 168.1 149.7 199.0 176.2 -11.5% 5.8%

Investment Banking (Net) 97.4 104.7 22.8 22.5 29.6 29.9 29.1 -2.6% 27.9%

Other 18.0 1.8 -0.4 0.0 -0.4 2.5 -0.1 —

Investment Banking 115.4 106.5 22.3 22.5 29.2 32.4 29.0 -10.6% 30.0%

Net revenue 765.1 789.9 188.9 190.6 178.9 231.5 205.2 -11.4% 8.6%

Investment Banking (Gross) 184.3 193.8 43.2 40.7 52.7 57.3 49.7 -13.3% 15.1%

(1) Fixed Income and Equities figures from FY 2013/14 have been reclassified following a reorganization in April 2015.

Wholesale related data (2)

Private equity related investments

(billions of yen)

70

60 57.2 56.4 58.8 58.6 58.7 56.4

Terra Firma

50 45.6

Asia

40

Europe (excluding Terra

Firma) 30

Japan 20

10

0

FY2013/14 FY2014/15 FY2014/15 FY2015/16

Mar Mar Jun Sep Dec Mar Jun

Japan 8.1 10.6 10.8 13.2 10.8 10.6 9.5

Europe (excluding Terra Firma) 22.6 19.9 21.8 19.3 20.7 19.9 8.7

Asia 1.9 2.1 1.8 1.9 2.1 2.1 2.1

Sub Total 32.6 32.6 34.5 34.4 33.5 32.6 20.3

Terra Firma 24.6 23.8 24.2 24.2 25.2 23.8 25.3

Total 57.2 56.4 58.8 58.6 58.7 56.4 45.6

Number of employees

FY2013/14 FY2014/15 FY2014/15 FY2015/16

Mar Mar Jun Sep Dec Mar Jun

Japan (excluding FA) 14,149 14,144 14,559 14,391 14,290 14,144 14,722

Japan (FA) 1,888 1,829 1,889 1,853 1,853 1,829 1,848

Europe 3,461 3,485 3,481 3,530 3,539 3,485 3,492

Americas 2,281 2,449 2,335 2,421 2,445 2,449 2,439

Asia-Pacific1 5,891 6,765 6,656 6,744 6,762 6,765 6,788

Total 27,670 28,672 28,920 28,939 28,889 28,672 29,289

(1) Includes Powai office in India.

Disclaimer

This document is produced by Nomura Holdings, Inc. (“Nomura”).

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

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This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (http://www.nomura.com) and on the SEC‘s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

The consolidated financial information in this document is unaudited.

Cautionary note on R&I Fund Award

The R&I Fund Award is presented to provide reference information based on the past data R&I believes to be reliable (however, its accuracy and completeness are not guaranteed by R&I) and is not intended to recommend the purchase, sale or holding of particular products or guarantee their future performance. The Award is not the Credit Rating Business, but one of the Other Lines of Business (businesses excluding Credit Rating Business and also excluding the Ancillary Businesses) as set forth in Article 299, paragraph (1), item (xxviii) of the Cabinet Office Ordinance on Financial Instruments Business, etc. With respect to such business, relevant laws and regulations require measures to be implemented so that activities pertaining to such business would not unreasonably affect the Credit Rating Activities. Intellectual property rights including copyright and all other rights in this Award are the sole property of R&I, and any unauthorized copying, reproduction and so forth are prohibited. The Award for the “Investment Trusts/Aggregate” category is based on the average performance of the relevant funds of a fund manager, and does not indicate the excellent performance of all individual funds of the manager.

Nomura Holdings, Inc.

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